

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 14, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of ETF Managers Trust, under the Exchange Act of 1934:

- ETFMG Prime 2X Daily Junior Silver Miners ETF
- ETFMG Prime 2X Daily Inverse Junior Silver Miners ETF
- ETFMG 2X Daily Travel Tech ETF
- ETFMG 2X Daily Alternative Harvest ETF

Sincerely,

Ben Sawyer